FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures

1.   Rule 8.3 - Dobbies Garden PLC announcement made on 7 August 2007
2.   Publication of Supplementary announcement made on  7 August 2007
3.   Publication of Prospectus announcement made on  8 August 2007
4.   Director/PDMR Shareholding annoucement made on 8 August 2007
5.   EGM Statement announcement made on 10 August 2007
6.   Document Viewing Facility announcement made on 14 August 2007
7.   Director/PDMR Shareholding annoucement made on 20 August 2007
8.   EMTN Final Terms announcement made on 20 August 2007
9.   US MTN Final Terms announcement made on 20 August 2007
10.  EMTN Final Terms announcement made on 21 August 2007
11.  Dividend Declaration announcement made on 23 August 2007

Enclosure 1
                                                                        FORM 8.3

    DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

              (Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)                      Adam & Company Investment
                                                     Management Ltd.
Company dealt in                                     Dobbies Garden Centres plc
Class of relevant security to which the dealings     Ordinary 10p shares
being disclosed relate (Note 2)

Date of dealing                                      06/08/07

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                       Long           Short
                                                 Number (%)       Number (%)
(1) Relevant
securities                                       164,164 1.62
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
                                         Total   164,164 1.62

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

           Class of relevant security:                  Long          Short
                                                   Number (%)     Number (%)
(1) Relevant securities
(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
                                           Total

(c) Rights to subscribe (Note 3)

Class of relevant security:                                   Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale    Number of securities          Price per unit (Note 5)

Sale             1,000                             16.80

(b) Derivatives transactions (other than options)

Product      Long/short (Note   Number of securities  Price per unit (Note
name,        6)                   7)                     (Note 5)
e.g. CFD

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product Writing,       Number of          Exercise Type, e.g.  Expiry Option
name,   selling,       securities to               American,          money
        purchasing,    which the option            European
        varying etc.   relates (Note 7)            etc.
e.g.                                      price                date   paid/
call                                                                  received
option                                                                per unit
                                                                      (Note 5)

(ii) Exercising

Product name, e.g. call       Number of           Exercise price per unit
option                        securities          (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)  Details  Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure                          07/08/07

Contact name                                Richard Hopkins, The Royal Bank of
                                            Scotland Group plc.
Telephone number                            020 7714 4459

If a connected EFM, name of offeree/offeror N/A
with which connected
If a connected EFM, state nature of         N/A
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure 2

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing
Authority and is available for viewing:

Supplementary Prospectus for The Royal Bank of Scotland Group plc/The Royal Bank
of Scotland plc £45,000,000,000 Euro Medium Term Note Programme

To view the full Supplementary Prospectus, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6871b_-2007-8-7.pdf

The document above is also available to the public for inspection at the UK
Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary
Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Director, Capital Management & Securitisation
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus)
only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus, you
must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 3

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus for The Royal Bank of Scotland Group plc / The Royal Bank of Scotland
plc US$35,000,000,000 Medium-Term Note Program

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7710b_-2007-8-8.pdf

For further information, please contact:

Ron Huggett
Director, Capital Management and Securitisation
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
 (1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£5.835

14. Date and place of transaction

7 August 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

200,685 shares 0.00212%

16. Date issuer informed of transaction

7 August 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

8 August 2007

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

- Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£5.835

14. Date and place of transaction

7 August 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

814,008 shares 0.00861%

16. Date issuer informed of transaction

7 August 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

8 August 2007

--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£5.835

14. Date and place of transaction

7 August 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

618,846 shares 0.00654%

16. Date issuer informed of transaction

7 August 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

8 August 2007
--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£5.835

14. Date and place of transaction

7 August 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

14,338 shares 0.00015%

16. Date issuer informed of transaction

7 August 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

8 August 2007

--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Katherine McHardy

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 4

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Katherine McHardy - 3,532 shares

Natwest PEP Nominees Limited - 1,425 shares

8 State the nature of the transaction

Notification of interest in shares

9. Number of shares, debentures or financial instruments relating to shares acquired

4,957

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

7 August 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

19,295 shares 0.00020%

16. Date issuer informed of transaction

7 August 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

Ordinary shares of 25p - notification of 3,798 Sharesave Scheme Options held in name of Katherine McHardy

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

888,273

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

8 August 2007

--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£5.835

14. Date and place of transaction

7 August 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

35,294 shares 0.00037%

16. Date issuer informed of transaction

7 August 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

8 August 2007

--------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£5.835

14. Date and place of transaction

7 August 2007

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

68,142 shares 0.00072%

16. Date issuer informed of transaction

7 August 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

8 August 2007

Enclosure 5

The Royal Bank of Scotland Group plc EGM Result and Statement

10 August 2007

The Royal Bank of Scotland Group plc ("RBS") announces that the resolution on the proposed acquisition of ABM AMRO by RBS and its partners, Fortis and
Santander, put forward at today's Extraordinary General Meeting was passed.

5,741,774,485 shares were voted in favour of the transaction representing 94.5 per cent of the votes cast and 60.7 per cent of issued share capital. The result is a significant endorsement of the merits of the proposed transaction.

RBS Extraordinary General Meeting Poll Result:

For                             Against                    Witheld

5,741,774,485                333,746,080                67,318,357

The following is an extract from the speech made by Sir Tom McKillop, Chairman, at today's Meeting.

"Today's meeting has been convened to enable shareholders to consider the proposed acquisition of ABN AMRO by RBS and its partners, Fortis and Santander."

"It is rare that an opportunity of this kind arises that fits so closely with our priorities. ABN AMRO contains good businesses and customer franchises, with a presence in a lot of countries with very attractive growth prospects."

"RBS intends to acquire two ABN AMRO activities that closely align with our existing strategic priorities: its Global Wholesale and International Retail
Businesses. The Board believes that the acquisition of these businesses provides both compelling strategic logic and attractive financial returns for RBS."

"For some time RBS has been set on extending its global reach in corporate banking and on expanding its presence in the Asia-Pacific region. We have made very good progress towards these objectives on our own, and you will have seen evidence of this in our interim results announcement last week. But this acquisition presents an opportunity to move forward rapidly."

"We believe that the ABN AMRO Global Wholesale Businesses have attractive but relatively underdeveloped customer franchises, as well as branches in more than
50 countries, and great strengths in global payments, trade finance and cash management. By putting them together with our own operations we can create a very powerful corporate and institutional bank with scale, global reach and very good growth prospects."

"The Board is convinced that this transaction provides us with an excellent opportunity to move rapidly forward in the direction we are already travelling.
For the Group as a whole, we believe the acquisition of ABN AMRO's businesses will enhance our growth prospects and increase our geographical and product diversity."

"The Board also believes that the acquisition provides very attractive financial returns for you, our shareholders. There are significant opportunities to create financial synergies, both by saving costs and, just as importantly, by growing revenues. We estimate the total transactional benefits will amount to
€1.8 billion in the third year after completion"

"Since the offer documents were posted on 23 July, we have published a strong set of interim results. ABN AMRO, too, has published its second quarter results, and these are in line with our expectations. You may also have seen that the
Boards of ABN AMRO have withdrawn their recommendation of the Barclays offer, and have undertaken to engage with us with a view to ensuring a level playing field. Shareholders of both Fortis and Santander approved their acquisition and capital raising proposals."

"Our Consortium is offering a real opportunity to build some very powerful businesses, in a way that brings benefits to customers, to employees, and of course to shareholders. By working together in a Consortium with Fortis and
Santander, we will be able to provide the best partner for each of ABN AMRO's components, with the capacity to invest in and grow these businesses. That greatly reduces the risks involved and makes our proposals far more straightforward than they would be if any one of us were to attempt such a transaction on our own. The Board is convinced that this acquisition is in the best interests of shareholders as a whole."

Forward Looking Statements

This announcement contains forward looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1933 and Section
21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters, such as the Group's future economic results, business plans and strategies, and are based upon the current expectations of the directors. They are subject to a number of risks and uncertainties that might cause actual results and events to differ materially from the expectations expressed in the forward looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, regulatory developments, competitive conditions, technological developments and general economic conditions. The Group assumes no responsibility to update any of the forward looking statements contained in this announcement.

Enclosure 6

Announcement

Royal Bank of Scotland Group PLC - Document Viewing Facility

In accordance with the UK Listing Authority rules, The Royal Bank of Scotland
Group plc has submitted to the Document Viewing Facility copies of the resolution passed at its Extraordinary General Meeting held on 10 August 2007.

Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

END

Enclosure 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

 (2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

 (3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

 (4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

16 August 2007

18. Period during which or date on which it can be exercised

16 August 2010 to 15 August 2017

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

695,188 Ordinary Shares of 0.25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£5.61

22. Total number of shares or debentures over which options held following notification

3,613,492

23. Any additional information

The Royal Bank of Scotland Group plc - 2007 Executive Share Option Plan

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

20 August 2007
--------------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Ellen Alemany

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

16 August 2007

18. Period during which or date on which it can be exercised

16 August 2010 to 15 August 2017

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

466,515 Ordinary Shares of 0.25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£5.61

22. Total number of shares or debentures over which options held following notification

466,515

23. Any additional information

The Royal Bank of Scotland Group plc - 2007 Executive Share Option Plan

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

20 August 2007
----------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

John Napier Allan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

16 August 2007

18. Period during which or date on which it can be exercised

16 August 2010 to 15 August 2017

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

131,017 Ordinary Shares of 0.25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£5.61

22. Total number of shares or debentures over which options held following notification

509,017

23. Any additional information

The Royal Bank of Scotland Group plc - 2007 Executive Share Option Plan

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

20 August 2007
---------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

John Alastair Nigel Cameron

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

16 August 2007

18. Period during which or date on which it can be exercised

16 August 2010 to 15 August 2017

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

374,332 Ordinary Shares of 0.25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£5.61

22. Total number of shares or debentures over which options held following notification

1,533,970

23. Any additional information

The Royal Bank of Scotland Group plc - 2007 Executive Share Option Plan

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

20 August 2007
---------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

16 August 2007

18. Period during which or date on which it can be exercised

16 August 2010 to 15 August 2017

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

161,551 Ordinary Shares of 0.25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£5.61

22. Total number of shares or debentures over which options held following notification

761,026

23. Any additional information

The Royal Bank of Scotland Group plc - 2007 Executive Share Option Plan

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

20 August 2007
---------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Alan Paul Dickinson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

16 August 2007

18. Period during which or date on which it can be exercised

16 August 2010 to 15 August 2017

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

160,428 Ordinary Shares of 0.25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£5.61

22. Total number of shares or debentures over which options held following notification

659,421

23. Any additional information

The Royal Bank of Scotland Group plc - 2007 Executive Share Option Plan

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

20 August 2007
----------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

16 August 2007

18. Period during which or date on which it can be exercised

16 August 2010 to 15 August 2017

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

262,033 Ordinary Shares of 0.25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£5.61

22. Total number of shares or debentures over which options held following notification

1,150,306

23. Any additional information

The Royal Bank of Scotland Group plc - 2007 Executive Share Option Plan

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

20 August 2007
---------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Cormac Michael McCarthy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

16 August 2007

18. Period during which or date on which it can be exercised

16 August 2010 to 15 August 2017

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

141,299 Ordinary Shares of 0.25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£5.61

22. Total number of shares or debentures over which options held following notification

453,530

23. Any additional information

The Royal Bank of Scotland Group plc - 2007 Executive Share Option Plan

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

20 August 2007
---------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

16 August 2007

18. Period during which or date on which it can be exercised

16 August 2010 to 15 August 2017

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

141,712 Ordinary Shares of 0.25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£5.61

22. Total number of shares or debentures over which options held following notification

833,455

23. Any additional information

The Royal Bank of Scotland Group plc - 2007 Executive Share Option Plan

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

20 August 2007
---------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Howard John Moody

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

16 August 2007

18. Period during which or date on which it can be exercised

16 August 2010 to 15 August 2017

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

106,952 Ordinary Shares of 0.25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£5.61

22. Total number of shares or debentures over which options held following notification

476,351

23. Any additional information

The Royal Bank of Scotland Group plc - 2007 Executive Share Option Plan

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

20 August 2007
---------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Gordon Francis Pell

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

16 August 2007

18. Period during which or date on which it can be exercised

16 August 2010 to 15 August 2017

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

259,894 Ordinary Shares of 0.25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£5.61

22. Total number of shares or debentures over which options held following notification

1,213,609

23. Any additional information

The Royal Bank of Scotland Group plc - 2007 Executive Share Option Plan

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

20 August 2007
-----------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

16 August 2007

18. Period during which or date on which it can be exercised

16 August 2010 to 15 August 2017

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

179,680 Ordinary Shares of 0.25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£5.61

22. Total number of shares or debentures over which options held following notification

968,668

23. Any additional information

The Royal Bank of Scotland Group plc - 2007 Executive Share Option Plan

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

20 August 2007
---------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Lawrence Kingsbaker Fish

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

16 August 2007

18. Period during which or date on which it can be exercised

16 August 2010 to 15 August 2017

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

523,640 Ordinary Shares of 0.25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£5.61

22. Total number of shares or debentures over which options held following notification

1,293,467

23. Any additional information

The Royal Bank of Scotland Group plc - 2007 Executive Share Option Plan

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

20 August 2007
----------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

16 August 2007

18. Period during which or date on which it can be exercised

16 August 2010 to 15 August 2017

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

140,375 Ordinary Shares of 0.25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£5.61

22. Total number of shares or debentures over which options held following notification

610,742

23. Any additional information

The Royal Bank of Scotland Group plc - 2007 Executive Share Option Plan

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

20 August 2007
---------------------------------------------------------------------------------

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1)  An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2)  An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3)  An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4)  An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Guy Robert Whittaker

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

-

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

-

8 State the nature of the transaction

-

9. Number of shares, debentures or financial instruments relating to shares acquired

-

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

-

14. Date and place of transaction

-

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

-

16. Date issuer informed of transaction

-

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

16 August 2007

18. Period during which or date on which it can be exercised

16 August 2010 to 15 August 2017

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

280,749 Ordinary Shares of 0.25p

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£5.61

22. Total number of shares or debentures over which options held following notification

454,539

23. Any additional information

The Royal Bank of Scotland Group plc - 2007 Executive Share Option Plan

24. Name of contact and telephone number for queries

Aileen Taylor, Deputy Secretary

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Aileen Taylor, Deputy Secretary

Date of notification

20 August 2007
----

Enclosure 8

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms for The Royal Bank of Scotland Group plc's €400,000,000 Floating
Rate Notes due August 2009 (the "Notes") issued under its £45,000,000,000 Euro
Medium-Term Note Programme (the "Programme")

The Final Terms contain the final terms of the Notes and must be read in conjunction with the Prospectus dated 18 June 2007 as supplemented by the
Supplementary Prospectuses dated 24 July 2007 and 7 August 2007 (together, the
"Prospectus") relating to the Programme, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC).

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5135c_-2007-8-20.pdf

A copy of the Final Terms and the Prospectus to which they relate are also available to the public for inspection at the UK Listing Authority's Document
Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Director, Capital Management & Securitisation
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the
Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the
Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 9

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms for The Royal Bank of Scotland Group plc's US$2,000,000,000 Senior
Floating Rate Notes due August 2009 (the "Notes") issued under its
US$35,000,000,000 Medium-Term Note Program (the "Program")

The Final Terms contain the final terms of the Notes and must be read in conjunction with the Prospectus dated 8 August 2007 (the "Prospectus") relating to the Program, which constitutes a base prospectus for the purposes of the
Prospectus Directive (Directive 2003/71/EC).

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5122c_-2007-8-20.pdf

A copy of the Final Terms and the Prospectus to which they relate are also available to the public for inspection at the UK Listing Authority's Document
Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Director, Capital Management & Securitisation
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the
Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the
Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 10

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms for The Royal Bank of Scotland Group plc's €500,000,000 6.19 per
cent. Notes due August 2010 (the "Notes") issued under its £45,000,000,000 Euro
Medium-Term Note Programme (the "Programme")

The Final Terms contain the final terms of the Notes and must be read in conjunction with the Prospectus dated 18 June 2007 as supplemented by the
Supplementary Prospectuses dated 24 July 2007 and 7 August 2007 (together, the
"Prospectus") relating to the Programme, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC).

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5884c_-2007-8-21.pdf

A copy of the Final Terms and the Prospectus to which they relate are also available to the public for inspection at the UK Listing Authority's Document
Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Director, Capital Management & Securitisation
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925

FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the
Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the
Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure 11

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES F, SERIES H, SERIES L, SERIES M, SERIES N, SERIES P, SERIES
Q, SERIES R and SERIES S NON-CUMULATIVE DOLLAR PREFERENCE SHARES of US$0.01 FOR
THE THREE MONTHS TO 30 SEPTEMBER 2007

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by
American Depositary Shares, for the three months to 30 September 2007. The dividends will be paid on 28 September 2007 at the undernoted rates to holders on the register at the close of business on 13 September 2007.

Series               Dividend payable per share
Series F             US$0.478125
Series H             US$0.453125
Series L             US$0.359375
Series M             US$0.40
Series N             US$0.396875
Series P             US$0.390625
Series Q             US$0.421875
Series R             US$0.382825
Series S             US$0.4217

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES 1 NON-CUMULATIVE CONVERTIBLE DOLLAR PREFERENCE SHARES OF
US$0.01 FOR THE SIX MONTHS TO 30 SEPTEMBER 2007

The Directors have declared the specified dividends on the undernoted series of
Non-cumulative convertible dollar preference shares of US0.01 each for the six months to 30 September 2007. The dividends will be paid on 28 September 2007 at the undernoted rates to holders on the register at the close of business on 13
September 2007.

Series               Dividend payable per share
Series 1             US$45.59

23 August 2007

End

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 August 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat